Mail Stop 6010
Via Facsimile and U.S. Mail

October 7, 2005

Mr. Jeffrey C Campbell
Chief Financial Officer
McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104

      Re: McKesson Corporation
               Form 10-K for March 31, 2005
               File No. 1-13252

Dear Mr. Campbell:

We have limited our review of your filings to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for March 31, 2005

Management's Discussion and Analysis

1. You discuss the business model transition in your pharmaceutical distribution business to fee-based arrangements, yet we do not see any disclosure of:

- The different nature of these arrangements including their terms and how you are compensated;
- The effects/expected effects on historical/future operations, cash flows and financial position of these arrangements, both quantitative and qualitative; or

- Your accounting policies for recording and classifying in your financial statements amounts received and costs incurred under these new arrangements.

    Please provide us the above information in disclosure-type format.

2. You identify critical accounting policies requiring significant estimates such as supplier reserves and merchandise inventories. We believe that the focus of this disclosure should be on the estimate identified as critical rather than policies. For each critical accounting estimate, please provide us in disclosure-type format management's analysis of how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of each critical accounting estimates may affect your future operations. Refer to Release 33-8350.

3. Please provide us a revised contractual obligation table that includes interest on debt because we believe that interest is part of that contractual obligation.

Financial Statements

4. You include in revenues sales of products for shipments from the supplier directly to customers' warehouses. Absent any other clarifying disclosure, these disclosures could be construed to mean that you are an agent rather than a principal in these transactions. In order to help us understand whether you are a principal or an agent, describe for us the form of these transactions and the rights and obligations of the parties involved. Also, provide us a thorough analysis of how your presentation of the gross amount of these product sales as revenues complies with EITF 99-19. In your response, explicitly analyze each of the EITF 99-19 indicators for gross reporting and explain to us why you believe the weight of these indicators dictate gross reporting. As part of, but not in place of, your analysis of the primary obligor indicator, tell us (A) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased products, and (B) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier, who is also the manufacturer of the products they purchased. If the indicators in EITF 99-19 dictate gross reporting, please propose revised disclosure that will clearly and concisely convey to investors why sales of products in which

you act as an intermediary and shipments from the supplier directly to the customers' warehouse are recorded on a gross basis.

5. Explain to us why you do not present any disclosure required by paragraph 37 of FAS 131 for your Pharmaceutical Solutions segment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant